MAIL STOP
									January 13, 2006

Michael I. Roman
Chief Financial Officer
Stanley-Martin Communities, LLC
1881 Campus Commons Drive, Suite 101
Reston, VA 20191

Re:	Stanley-Martin Communities, LLC
	Registration Statement S-4
	File No. 333-130488
	Filed December 20, 2005

Dear Mr. Roman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff`s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2,
1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman
& Sterling and Morgan Stanley & Co. Incorporated.

2. Please obtain separate file and CIK numbers for those entities listed in the table of additional registrants.

3. To the extent additional subsidiaries come into existence and are made guarantors on the notes prior to the expiration of your exchange offer, please confirm to us that you will update the registration statement to revise the facing page, the financial statements, and the signature pages accordingly.

Forward-Looking Statements, page ii

4. Please relocate this section to follow the Risk Factors.

5. Please remove the word "will" from the list of forward-looking terminology in the first sentence of this section.

6. Refer to your statement that you "do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments." Please confirm supplementally that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. See Item 10(b)(3)(iii) of Regulation S-K.

Summary, page 1

7. We note your summary contains a lengthy description of the company`s business, business strengths and business strategy. Further, we note that some of the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company`s business and business strategy. This detailed information is better suited for the body of the prospectus.
Please revise accordingly. If you want to highlight key aspects of your business strategy and competitive strengths, list these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

Competitive Strengths, page 1

8. Ensure that the information you include in your summary is balanced. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information.

Resale, page 6

9. Please specify the conditions a holder must satisfy in order to resell the notes in reliance upon the SEC staff position.

Risk Factors Relating to the Notes, page 10

10. Because of the similar nature of the risks presented in the risk factors titled "Your right to receive payments on the Notes is junior...," "Holders of secured debt would be paid first...," and "The Notes will be effectively subordinated to all indebtedness..."
consider consolidating them under one heading or supplementally differentiating them.

11. The following risk factors appear to be generic in nature and equally applicable to all businesses. For instance, since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. Are any of the key people planning to retire or nearing retirement age or do you lack employment contracts with these individuals? Please revise to explain how the following specifically apply to you or delete them:
* "We depend on the services of certain key management and other personnel..."
* "Future terrorist attacks against the United States..."

To service our indebtedness, we will require significant amounts of cash... page 10

12. Please quantify your annual debt service costs.

Selected Historical Financial Statements, page 20

13. We note that you present cash flows from operating activities. Please revise to also present cash flows from investing and financing activities. Refer to FRP Section 202.03.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations, page 22

14. Please disclose the reasons for the homebuilding revenue decrease in the fourth quarter 2005 compared to the final quarter 2004.
Additionally, please explain what you mean by an "even-flow production model."

15. Please elaborate on how adverse weather conditions in the later half of 2003 impacted your results of operations.

16. Where possible, please avoid repetition between your highlights and trends on page 24 and your narrative discussion that begins on page 29. We believe that this will make it easier for your readers to understand your results. Refer to our Release 33-8350.

17. Please provide some additional insight into the drivers behind changes in your financial services revenues. For example, you may wish to quantify contributing factors such as the number of loans originated, the average dollar amount of your loans, and the average interest spread between the amounts that you charge home buyers for the loans you originate and the amounts you pay on your mortgage warehouse facility. We believe that this type of information will provide your investors with better insight into your mortgage business.

18. When you list multiple factors that contributed to a change in your results, please quantify the impact of each factor, where possible. In this regard, we note your explanations for selling, general and administrative expenses for the nine months ended September 30, 2005 and 2004, and the years ended December 31, 2004,
2003, and 2002.

19. Please revise your analysis of results of operations for all periods presented to also analyze your measure of segmental profit or loss, or all components that comprise this measure, on a segment basis. We assume from the disclosures in Note 10 that your measure of segmental profit or loss is net income; however, your current MD&A analysis does not address items below the level of operating income.
Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Liquidity and Capital Resources, page 31

20. The figures regarding your expected purchases in the final quarter of 2005 and the first quarter of 2006 conflict with the figures presented on page 25. Please reconcile.

21. Please quantify the substantial obligation of Neighborhood
Holdings to make distribution payments to its Class A members.

Business, page 39

Competitive Strengths, page 39

22. We note your statement that you "...are recognized as "Washington`s Hometown BuilderTM." Please disclose who has granted this recognition, who owns the trademark "Washington`s Homewtown
Builder" and the significance of this recognition.

Operational Excellence, page 40

23. Please explain what you mean by the statement that you are a "metrics" driven company. Disclose the metrics by which you evaluate your results.

Competition, page 51

24. Please disclose your percentage of the homebuilding market(s) in which you compete.

Government Regulation and Environmental Matters, page 52

25. Please disclose whether, and how, you have been impacted by "slow-growth" or "no-growth" initiatives.




Certain Relationships and Related Transactions, page 57

26. Please state whether you believe that the transactions described in this section are on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.

Expiration of the exchange offer; Extensions; Amendments, page 60

27. As currently represented, the offer could be open for less than
20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

28. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).
Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Conditions, page 60

29. Please specify the representations that are to be made to satisfy the conditions of the offer. Please also disclose whether you can waive these conditions.

30. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

31. Please tell us the meaning of the last paragraph in this section since you have filed the registration statement to allow secondary resales.

Procedures for tendering, page 61

32. We note disclosure that you will return old notes not properly tendered as soon as practicable following the expiration date. Rule
14e-1(c) requires that you exchange the notes or return the old notes
"promptly" upon expiration or termination of the offer. Please revise here and in the Withdrawal of tenders section, as necessary.






Description of Certain Indebtedness, page 67

33. Please disclose the actual material financial covenants that are in effect under the senior secured credit facility from time to time throughout the term of the exchange notes, since a default under the credit agreement could lead to a default under the Indenture.

Certain Definitions, page 97

34. Please eliminate definitions of terms that you do not use in the prospectus or whose meanings are apparent or commonly understood. Examples of these terms include, but are not necessarily limited to:
Board of Directors, GAAP, Government Securities, and Investments.

Legal Matters, page 123

35. Please specify the legal matters upon which Arent Fox will opine.

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Cash Flows, page F-6

36. We note your supplemental disclosure of cash paid for interest, net of capitalized interest. It is unclear to us that your cash paid for interest equals the amount of interest incurred in each period.
Please advise or revise your footnotes to provide all of the disclosures required by paragraph 21 of SFAS 34.

Note 1 - Summary of Significant Accounting Policies, page F-7
Background and Principles of Combination, page F-7

37. We read that you liquidated your 51% interest in Heritage
Title
Agency, LLC in January 2005 and that you subsequently acquired a
51%
interest in First Excel Title, LLC. We have the following comments:
* Please tell us why you sold your interest in Heritage Title.
* Please tell us how you accounted for these transactions, and quantify any gain or loss on your sale of Heritage Title.
* Tell us to whom you sold your interest in Heritage Title, from whom you acquired your interest in First Excel Title, and whether these parties are related to each other.
* Please describe to us, and quantify, each of your intangible assets. We assume, at a minimum, that you have the acquired title plant of First Excel Title, and it is also unclear whether you recorded goodwill related to that acquisition. Please revise your footnotes to provide the disclosures required by SFAS 142, or tell us why you do not think those disclosures are necessary.

Revenue Recognition, page F-8

38. Based on your disclosures, it appears that you retain some of the risks and rewards of ownership related to your mortgage loans receivable after those receivables have been sold to George Mason Mortgage, LLC. In this regard, we read that you receive interest income from George Mason Mortgage on those receivables until the time they are sold by George Mason Mortgage to a permanent investor.
We
also read that you remain jointly and severally liable for amounts outstanding under the mortgage warehouse facility that is used to fund the mortgage loans until the receivables are sold by George Mason Mortgage to a permanent investor, and that you are charged interest expense on such outstanding amounts under the mortgage warehouse facility by your lender. Please tell us how you determined that your transactions with George Mason Mortgage should be accounted for as a sale of your mortgage loans receivable and the extinguishment of your related liability for the mortgage warehouse facility, and tell us the accounting guidance that you relied upon.
Also tell us any circumstances under which you may be required to repurchase loans you have sold to George Mason Mortgage. Please revise your disclosures to clarify these issues.

39. We note from the description of your business on page 50 that you sometimes use sales incentives. Please provide your accounting policy for such sales incentives.

Warranty and Product Liability Accruals, page F-9

40. Please revise to clarify, if true, that you accrue for warranty and product liabilities when it is probable that you have incurred a liability and the amount can be reasonably estimated.

Note 3 - Combination Under FIN 46R (unaudited), page F-10

41. We assume that the VIE you have consolidated as of September
30,
2005 is Spriggs Neighborhoods, LLC. Please confirm our assumption.
Please provide us with a more detailed explanation of how you determined that this entity, or your land purchase agreement with this entity, constituted a VIE and how you determined that you were the primary beneficiary of such a VIE. Also tell us if your purchase of this land closed in December 2005 as you had expected.

42. Aside from the VIE discussed above, we note that you determined that none of your lot option contracts qualified for consolidation under FIN 46R. Please provide us with more insight into why this is true. If you generally structure your lot option contracts in a certain manner that results in your not consolidating these VIE`s, please clarify that fact. Also, please provide us with an example of a lot option contracts terms and explain how you determined that it did not need to be consolidated under FIN 46R.




Note 10 - Segment Reporting, page F-14

43. It appears that your measure of segmental profit or loss is net income. Please revise your introductory narrative to explain your policy for allocation of centrally incurred costs that are part of this measure. Specifically, it is unclear from your current disclosure how you have allocated selling, general and administrative expenses and other income, net. Refer to paragraph 31(b) of SFAS 131.

44. Please revise your caption "interest income, net" to the caption used on the face of your operations statement, which appears to be "financial services interest income, net". Please separately disclose any other interest income or interest expense in accordance with paragraph 27 of SFAS 131.

Note 11 - Supplemental Guarantor and Non-Guarantor Information, page
F-16

45. We read that each Guarantor Subsidiary is wholly owned by you. Please revise to clarify, if true, that each Guarantor Subsidiary, and the co-issuer subsidiary, is 100% owned by you. Refer to Article
3-10(i)(8)(i) of Regulation S-X.

46. Please revise to present Stanley-Martin Financing Corp., the co-issuer of your senior subordinated notes, in a separate column in your condensed consolidated financial statements. Refer to note 3 to
Article 3-10(d) of Regulation S-X.

Note 12 - Related Party Transactions, page F-28

47. We note your disclosures related to lot purchase agreements with related parties. Please revise to quantify your remaining obligation under each lot purchase agreement. Where the price of the lots may escalate over time, please provide a range for your remaining obligation. You should also add this information to the narrative below your table of contractual obligations in MD&A on page 33.

Note 13 - Commitments and Contingencies - Guarantees and
Warranties,
page F-29

48. It appears that your joint and several liability under the $10 million mortgage warehouse facility may effectively be a guarantee of payment for the outstanding balance. If true, please provide the disclosures required by paragraph 13 of FIN 45, including the outstanding balance under the mortgage warehouse facility.

49. We read that as of September 30, 2005, you had guaranteed approximately $10.9 million of performance bonds on behalf of affiliated entities. Please reconcile this amount to your disclosure on page 58, which states that as of September 30, 2005, you had guaranteed approximately $13.6 million of performance bonds on behalf of affiliated entities.

50. Please provide the tabular reconciliation required by paragraph
14 of FIN 45 for your warranties. Please note that you should include customer service reserves in this disclosure, as these are effectively additional warranties provided by your company.

Exhibit 23

51. Please provide updated consents from the independent public accountants in each amendment to your registration statement.

Closing Comments

      We note your statement that you will file a prospectus supplement to set forth the names of any underwriters, dealers, or agents and their arrangements with the selling shareholders. However, to the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances as well.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Thompson at (202) 551-3737 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 551-3729 or Chris Edwards at (202) 551-3742, with any other questions.

      Sincerely,


								Pamela A. Long
								Assistant Director

CC:	Jeffery E. Jordan, Esq.
	(202) 857-6395
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Michael I. Roman, Chief Financial Officer
Stanley-Martin Communities, LLC
Page 1 of 10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE